Exhibit 2.2

PLAN OF EXCHANGE

THIS PLAN OF EXCHANGE (this “Plan”) is entered into as of October 7, 2011 between VARCA VENTURES, INC., a Nevada corporation with its principal place of business located at 23 Kincora Grove NW, Calgary, Alberta, Canada T3R OA4 (“Acquiror”) and WILDCAT MINING CORPORATION, a Nevada corporation with its principal place of business located at 1630 Ringling Blvd., Sarasota, Florida 34236 (“Acquiree”).

1.           Distribution to Stockholders.  At the Effective Time of the share exchange, each of the 63,215,114 issued and outstanding shares of common stock, par value $0.001 per share, of Acquiree shall be converted into and shall represent the right to receive one share of common stock, par value $0.0001 per share, of Acquiror, and Acquiree shall become a wholly-owned subsidiary of Acquiror.

2.           Satisfaction of Rights of Acquiree’s Stockholders.  All shares of Acquiror’s stock into which shares of Acquiree’s stock have been converted and become exchangeable for under this Plan shall be deemed to have been paid in full satisfaction of such converted shares.

3.           Stockholder Approval.  The Plan of Share Exchange herein made shall be submitted to the stockholders of Acquiree for their approval or rejection in the manner prescribed by the provisions of Chapter 92A, Nevada Revised Statutes (the “Nevada Statutes”).

4.           Supplemental Action.  If at any time after the Effective Time, any further conveyances, agreements, documents, instruments, assurances or any  further action is necessary or desirable to carry out the provisions of this Plan, the appropriate officers of Acquiror or Acquiree, as the case may be, whether past or remaining in office, shall make, execute, deliver, file and/or record any and all proper conveyances, agreements, documents, instruments and assurances and perform all necessary or proper acts to carry out the provisions of this Plan.

5.           Filing with the Nevada Secretary of State and Effective Date.  Upon the Closing, as provided in the Share Exchange Agreement, Acquiror and Acquiree shall cause their respective President to execute Articles of Exchange and upon such execution this Plan shall be deemed incorporated by reference into the Articles of Exchange as if fully set forth in such Articles and shall become an exhibit of such Articles of Exchange.  Thereafter, the Articles of Exchange shall be delivered for filing to the Nevada Secretary of State in accordance with the Nevada Statutes. The Effective Time of the share exchange shall be the filing of the Articles of Exchange.

6.           Amendment and Waiver.  Any of the terms or conditions of this Plan may be waived at any time by Acquiror or Acquiree by action taken by the Board of Directors of such party, or may be amended or modified in whole or in part at any time before the vote of the stockholders of Acquiree by an agreement in writing, or at any time thereafter so long as such change is in accordance with the Nevada Statutes.

7.           Termination.  At any time before the Effective Time (whether before or after filing the Articles of Exchange), this Plan may be terminated and the share exchange abandoned by mutual consent of the Boards of Directors of both corporations, notwithstanding favorable action by the stockholders of Acquiree.